Exhibit 99.1

  For immediate release
March 24, 2008

Petro-Canada Files Preliminary Base Shelf Prospectus

Petro-Canada (TSX: PCA, NYSE: PCZ) Calgary, Alberta  -- Petro-Canada today filed a registration statement with the U.S. Securities and Exchange Commission (SEC) and a preliminary base shelf prospectus with the securities commission or equivalent regulatory authority in each of the provinces and territories of Canada for the offering of up to $4 billion US of debt securities.

This filing will provide Petro-Canada with flexibility in issuing debt securities in one or more tranches over the next 25 months. Any debt securities, which may be issued under the shelf prospectus and registration statement, may be issued only in Canada and the United States.

The preliminary base shelf prospectus and the registration statement are still subject to completion or amendment. Copies of the preliminary base shelf prospectus will be publicly available on SEDAR (www.sedar.com) and copies of the registration statement will be publicly available on EDGAR (www.sec.gov).  There will not be any sale or any acceptance of an offer to buy debt securities until a receipt for the final base shelf prospectus has been issued and the registration statement has become effective.

A registration statement relating to these securities has been filed with the SEC, but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such province, state or other jurisdiction.

Petro-Canada is one of Canada's largest oil and gas companies, operating in both the upstream and downstream sectors of the industry in Canada and internationally. The Company creates value by responsibly developing energy resources and providing world class petroleum products and services. Petro-Canada is proud to be a National Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. Petro-Canada's common shares trade on the Toronto Stock Exchange under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

For more information please contact:

Media and general inquiries:	Investor and analyst inquiries:
Victoria Barrington	Lisa McMahon
Corporate Communications	Investor Relations
Petro-Canada (Calgary)	Petro-Canada (Calgary)
Tel: (403) 296-8589	Tel: (403) 296-3764